SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*



                 Canterbury Consulting Group, Inc.
               ----------------------------------------
                             (Name of Issuer)


                     COMMON STOCK, .001 PAR VALUE
               ----------------------------------------
                    (Title of Class of Securities)


                            138108 40-2
                ----------------------------------------
                           (CUSIP Number)

                          Stanton M. Pikus
352 Stokes Road, Suite 200, Medford, NJ  08055 (609) 953-0044
-------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           March 15, 2005
         -----------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A2, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 2

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Stanton M. Pikus

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     324,738

8.   SHARED VOTING POWER
     95

9.   SOLE DISPOSITIVE POWER
     324,738

10.  SHARED DISPOSITIVE POWER
     95

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     324,833

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.8%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS







CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 3

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Jean Z. Pikus

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     72,309

8.   SHARED VOTING POWER
     95

9.   SOLE DISPOSITIVE POWER
     72,309

10.  SHARED DISPOSITIVE POWER
     95

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     72,404

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS







CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 4

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     The Matthew Zane Pikus Trust, Jack Uris, Trustee

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     10,286

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     10,286

10.  SHARED DISPOSITIVE POWER
     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     10,286

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%

14.   TYPE OF REPORTING PERSON*
      00 (trust)

*SEE INSTRUCTIONS







CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 5

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Kevin J. McAndrew

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     222,356

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     222,356


10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     222,356

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.4%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS








CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 6

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CCG Group, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)

     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     100,000

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     100,000

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%

14.   TYPE OF REPORTING PERSON*
      CO

*SEE INSTRUCTIONS





CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 7

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Richard Zwerlein


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     103,271

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER
     103,271

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     103,271

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS






CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 8

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Marlene LaMont Levy

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     188,523

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     188,523

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     188,523

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.4%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS







CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 9

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Alan Manin


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF


5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     139,153

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     139,153

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     139,153

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS






CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 10

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Aaron Alter

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     168,922

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     168,922

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     168,922

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.7%

14.   TYPE OF REPORTING PERSON*


      IN

*SEE INSTRUCTIONS




CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 11

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Frank A. Cappiello Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [X]


3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     162,740

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     162,740

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     162,740

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.4%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS





CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 12

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Richard Molinsky

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     100,000

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     100,000

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS




CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 13

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Patricia Ann Bednarik

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     4,286

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     4,286

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,286

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%

14.   TYPE OF REPORTING PERSON*
      IN




CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 14

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Daniel Kenyon

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     0

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     0

10.  SHARED DISPOSITIVE POWER
     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS




CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 15

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mathews & Associates, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     CO

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     100,000

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     100,000

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     100,000

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%

14.   TYPE OF REPORTING PERSON*
      CO

*SEE INSTRUCTIONS



CUSIP No. 138108 40 2
 SCHEDULE 13D/A2
 Page 16

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Thomas Spurlock

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.   SOURCE OF FUNDS*
     PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
     Not Applicable

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER
     24

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     24

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     24

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*[ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.   TYPE OF REPORTING PERSON*
      IN

*SEE INSTRUCTIONS


-------------------------------------------------------------------------------
Item 1.

Security and Issuer


This Schedule 13D/A2 relates to the common stock, $.001 par value (the "Common Stock"), of Canterbury Consulting Group, Inc., a Pennsylvania corporation ("the Issuer," "Canterbury" or the "Company"). The address of the principal executive offices of the Canterbury is 352 Stokes Road, Suite 200, Medford, NJ 08055.

------------------------------------------------------------------------------
Item 2.

Identity and Background

Stanton M. Pikus

(A)  Stanton M. Pikus

(B) The business address of S. Pikus is 352 Stokes Road, Suite 200, Medford, NJ 08055.

(C) S. Pikus is a private investor whose business address is disclosed in paragraph (B) above. Pikus is also an employee and the Chairman of the Board of Directors of Canterbury. He has been employed by Canterbury since February 1981.

(D) During the past five years, S. Pikus has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, S. Pikus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)  S. Pikus is a citizen of the U.S.A.

Jean Z. Pikus

(A)  Jean Z. Pikus

(B) The business address of J. Pikus is 352 Stokes Road, Suite 200, Medford, NJ 08055.

(C) J. Pikus is a private investor whose business address is disclosed in paragraph (B) above. Pikus is also a Vice President, a Secretary and a Director of Canterbury. She has been employed by Canterbury since February 1981.

(D) During the past five years, J. Pikus has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, J. Pikus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)  J. Pikus is a citizen of the U.S.A.


The Matthew Zane Pikus Trust, Jack Uris, Trustee

(A)  Jack Uris, Trustee, Matthew Zane Pikus Trust

(B) The business address of The Matthew Zane Pikus Trust, Jack Uris, Trustee is 3003 B. Lincoln Drive West, Marlton, NJ 08053.

(C) The Matthew Zane Pikus Trust is a private investor whose business address is disclosed in paragraph (B) above. The Matthew Zane Pikus Trust was established in 1996.

(D) During the past five years, neither The Matthew Zane Pikus Trust nor Jack Uris have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, neither The Matthew Zane Pikus Trust nor Jack Uris have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and have not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)  The Matthew Zane Pikus Trust was formed in New Jersey.


Kevin J. McAndrew

(A)  Kevin J. McAndrew

(B) The business address of Kevin J. McAndrew is 352 Stokes Road, Suite 200, Medford, NJ 08055.

(C) McAndrew is a private investor whose business address is disclosed in paragraph (B) above. McAndrew is also the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director of Canterbury. He has been employed by Canterbury since 1987.

(D) During the past five years, McAndrew has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, McAndrew has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)  McAndrew is a citizen of the U.S.A.


CCG Group, Inc.

(A)  CCG Group, Inc.

(B) The business address of CCG Group, Inc. is 17 Hanover Road, Suite 230, Florham Park, NJ 07932.

(C) CCG Group, Inc. is a private investor whose business address is disclosed in paragraph (B) above. CCG Group, Inc. was formed for the sole purpose of merging with Canterbury. It was incorporated in the Commonwealth of Pennsylvania on October 12, 2004.

(D) During the past five years, CCG Group, Inc. has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, CCG Group, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F) CCG Group, Inc. is a company incorporated in the Commonwealth of Pennsylvania.


Richard Zwerlein

(A)  Richard Zwerlein

(B) The residence address of Zwerlein is 219 Springfield Avenue, Folsom, Pennsylvania 19033.

(C) Zwerlein is a private investor whose residence address is disclosed in paragraph (B) above. Zwerlein has been retired for more than five years.

(D) During the past five years, Zwerlein has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, Zwerlein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)  Zwerlein is a citizen of the U.S.A.


Marlene LaMont Levy

(A)  Marlene LaMont Levy

(B)  The residence address of Levy is 12 Callison Lane, Voorhees,  New Jersey
08043.

(C) Levy is a private investor whose residence address is disclosed in paragraph (B) above. Levy has been retired for more than five years.

(D) During the past five years, Levy has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, Levy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)  Levy is a citizen of the U.S.A.


Alan Manin

(A)  Alan Manin

(B) The business address of Manin is 352 Stokes Road, Suite 200, Medford, NJ 08055.

(C) Manin is a private investor whose business address is disclosed in paragraph (B) above. From 2001 to 2002 Manin worked as a Computer Lab Director for CA Unified Public School System. He has been retired since 2003. Manin is also a Director of the Issuer.

(D) During the past five years, Manin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, Manin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)  Manin is a citizen of the U.S.A.



Aaron Alter

(A)  Aaron Alter

(B) The business address of Alter is 7920 Avenida Diestro, Carlsbad, California 92009.

(C) Alter is a private investor whose business address is disclosed in paragraph (B) above. Alter is the President and founder of Aaron's Computer Relief, LLC. since 1989.

(D) During the past five years, Alter has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, Alter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


(F)  Alter is a citizen of the U.S.A.


Frank A. Cappiello Jr.

(A)  Frank A. Cappiello Jr.

(B) The business address of Frank A. Cappiello is Greenspring Station, Suite 250, 10751 Lutherville, MD 21093.

(C) Cappiello is a private investor and a leading financial analysts whose business address is disclosed in paragraph (B) above. Cappiello is currently Chairman and a Managing Director of Montgomery Brothers, Cappiello, LLC, investment advisors with offices in Washington, D.C. and New York. Cappiello is also a Director of the Issuer.

(D) During the past five years, Cappiello has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, Cappiello has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)  Cappiello is a citizen of the U.S.A.


Richard Molinsky

(A)  Richard Molinsky

(B) The business address of Molinksy is 51 Lords Highway E, Weston, Connecticut 06883.

(C) Molinsky is a private investor whose business address is disclosed in paragraph (B) above. Molinsky was a broker with Barry Shino from December 2000 to January 2002. From January 2002 to the present Molinsky is a self-employed business consultant. His company is Max Communications.

(D) Except as described in this paragraph, during the past five years, Molinsky has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. On February 13, 2002, in an action before the Supreme Court of the State of New York, County of New York (People of New York v. D.H. Blair, et al., Ind. No. 3282/00), Molinsky pled guilty to and was convicted of the charge of Attempt to Commit the Crime of Enterprise Corruption and one count of violating the Martin Act - the New York state general business law - for market manipulation and fraudulent sales practices. This conviction arose from Molinsky's activities with a now-defunct broker-dealer, D.H. Blair & Co.

(E) Except as described in this paragraph, during the past five years, Molinsky has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. On May 5, 2003, the Securities and Exchange Commission issued an order (Securities Exchange Act of 1934 Release No. 47797) barring Molinsky, and other former stockbrokers at a now-defunct broker-dealer, D.H. Blair & Co., from associating with any broker or dealer. Molinsky consented to the issuance of the order, which was based on criminal convictions obtained by the Manhattan District Attorney's Office after an investigation by that office and the Commission staff. In connection with his plea, Molinsky was sentenced to probation and paid $1,500,000 in restitution to defrauded investors. In addition, Molinsky was required to perform up to 1,500 hours of community service.

(F)   Molinsky is a citizen of the U.S.A.


Patricia Ann Bednarik

(A)   Patricia Ann Bednarik

(B) The business address of Bednarik is 532 Baltimore-Annapolis Boulevard, Severna Park, Maryland 21146.

(C) Bednarik is a private investor whose business address is disclosed in paragraph (B) above. Bednarik is the President of USC/Canterbury Corp., a wholly owned subsidiary of the Canterbury. She has been President of USC/Canterbury since October 26, 1994.

(D) During the past five years, Bednarik has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, Bednarik has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)   Bednarik is a citizen of the U.S.A.


Daniel Kenyon

(A)   Daniel Kenyon

(B)   The business address of Kenyon is 200 Lanidex Plaza, Parsippany, NJ
07054.

(C) Kenyon is a private investor whose business address is disclosed in paragraph (B) above. Kenyon was the Corporate Sales Manager of Canterbury.

(D) During the past five years, Kenyon has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, Kenyon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)   Kenyon is a citizen of Canada.


Mathews & Associates, Inc.

(A)   Mathews & Associates, Inc.

(B) The business address of Mathews & Associates, Inc. is 2549 W. Golf Road, Suite 350, Hoffman Estates, IL 60194.

(C) Mathews & Associates, Inc is a private investor whose business address is disclosed in paragraph (B) above. Mathews & Associates, Inc. is a publishing company and has been in existence since 1981.

(D) During the past five years, Mathews & Associates, Inc. has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(E) During the past five years, Mathews & Associates, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F) Mathews & Associates, Inc. is a company incorporated in the state of Illinois.


Thomas Spurlock

(A)   Thomas Spurlock

(B) The business address of Thomas Spurlock is 200 Lanidex Plaza, Parsippany, NJ 07054.

(C) Spurlock is a private investor whose business address is disclosed in paragraph (B) above. Spurlock is also the Vice President of Operations - Training Division of the wholly owned subsidiaries of Canterbury. Spurlock has been an employee of Canterbury from May 15, 1995 to July 25, 1997 and from April 26, 2000 to present.

(D) During the past five years, Spurlock has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.


(E) During the past five years, Spurlock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(F)   Spurlock is a citizen of the U.S.A.


-------------------------------------------------------------------------------


Item 3.

Source and Amount of Funds and Other Consideration
The source and amount of funds or other consideration used, or to be used, by each of S. Pikus, J. Pikus, The Matthew Z. Pikus Trust, McAndrew, CCG Group, Inc., Zwerlein, Levy, Manin, Alter, Cappiello, Molinsky, Bednarik, Kenyon Mathews & Associates, Inc., and Spurlock in acquiring beneficial ownership of shares of Common Stock are set forth below.

Stanton M. Pikus

As of December 1, 2001, S. Pikus owned 151,511 shares of Common Stock in his name and 95 shares in the name of S. Pikus and J. Pikus JTWROS which were all cash transactions. (i) On April 18, 2002 S. Pikus gifted to The Matthew Zane Pikus Trustee 5,952 shares of Common Stock, (ii) on August 21, 2003 Pikus received 39,549 shares of Common Stock in lieu of cash salary, (iii) on February 12, 2004 S. Pikus purchased with cash 25,000 shares of common stock, (iv) on July 7, 2004 S. Pikus retired 28,571 shares of Common Stock to satisfy a promissory note, and (v) on October 14, 2004 S. Pikus transferred 3,913 shares of Common Stock held in his Company 401(k) to his name, and (vi) S. Pikus converted a 7 3/4% Senior Convertible Promissory Note (purchased with cash on June 3, 2003) into 100,000 Canterbury restricted common stock at $.355 per share on December 17, 2004.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to S. Pikus.

Date Granted            Exercise Price            Options
 8/2/00                     $21.00                  3,572
 11/28/00                   $19.46                 10,715
 1/9/01                     $10.50                 10,715
 11/12/01                    $4.83                 14,286



Jean Z. Pikus


As of December 1, 2001, J. Pikus owned 44,496 shares of Common Stock in her name and 95 shares in the name of S. Pikus and J. Pikus JTWROS which were all purchased with cash. (i) On August 21, 2003 J. Pikus received 24,240 shares of Common Stock in lieu of cash salary, (ii) on July 7, 2004 J. Pikus retired 14,286 of Common stock to satisfy a promissory note.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to J. Pikus.

Date Granted            Exercise Price            Options
 8/2/00                      $21.00                 2,143
 11/28/00                    $19.46                 3,572
 1/9/01                      $10.50                 3,572
 11/12/01                     $4.83                 8,572


The Matthew Zane Pikus Trust, Jack Uris, Trustee

As of December 1, 2001, The Matthew Zane Pikus Trust, Jack Uris, Trustee owned 4,334 shares of Common Stock all purchased with cash. (i) On April 18, 2002 The Matthew Zane Pikus Trust received 5,952 shares of Common Stock as a gift from S. Pikus.


Kevin J. McAndrew

As of December 1, 2001, McAndrew owned 72,806 shares of Common Stock all purchased with cash. (i) On August 21, 2003 McAndrew received 39,549 shares of

Common Stock in lieu of cash salary, (ii) on July 7, 2004 McAndrew retired 21,429 shares of Common stock to satisfy a promissory note, and (iii) McAndrew converted a 7 3/4% Senior Convertible Promissory Note (purchased with cash on June 3, 2003) into 100,000 Canterbury restricted common stock at $.355 per share on December 17, 2004.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to McAndrew.

Date Granted            Exercise Price            Options
 8/2/00                     $21.00                  2,858
 11/28/00                   $19.46                  7,143
 1/9/01                     $10.50                  7,143
 11/12/01                    $4.83                 14,286



CCG Group, Inc.

On December 9, 2004, CCG Group, Inc. purchased with $40,000 in cash a
7 3/4% Senior Convertible Promissory Note from Louis Kassen, IRA. The note was convertible at any time into 100,000 Canterbury restricted common stock at $.355 per share. On December 17, 2004, CCG Group, Inc. converted the 7 3/4% Senior Convertible Promissory Note into 100,000 Canterbury restricted common stock.


Richard Zwerlein

As of December 1, 2001, owned 3,699 shares of Common Stock which were all cash transactions. (i) On December 24, 2001 Zwerlein sold 714 shares of Common Stock, (ii) on February 4, 2003 Zwerlein sold 1,000 shares of Common Stock,
(iii) on October 5, 2004 1,286 shares of Common Stock were transferred to Zwerlein from his daughter, Debra Zwerlein and (iv) Zwerlein converted a 7 3/4% Senior Convertible Promissory Note (purchased with cash on
June 3, 2003) into 100,000 Canterbury restricted common stock at $.355 per share on December 17, 2004.


Marlene LaMont Levy

As of December 1, 2001, Ms. Levy had only indirect beneficial ownership of stock in the Company held by her husband, William N. Levy. (i) On September 27, 2003 Levy became the Executrix of William N. Levy's estate at which time W. Levy owned 102,714 shares of Common Stock purchase with cash, (ii) on July 7, 2004 Levy retired 14,286 shares of Common Stock to satisfy a promissory note, (iii) on November 2, 2004 95 shares of Common Stock were transferred to Levy from her son; and (iv) Levy converted a 7 3/4% Senior Convertible Promissory Note (purchased with cash on June 3, 2003) into 100,000 Canterbury restricted common stock at $.355 per share on December 17, 2004.



Alan Manin

As of December 1, 2001, Manin owned 18,690 shares of Common Stock in his name and 10,461 shares of Common Stock in the name of Atlantis Family LC, of which Manin is the sole beneficiary. All of these shares were cash transactions. (i) On July 7, 2004 Manin retired 3,571 of Common Stock to satisfy a promissory note, and (ii) Manin converted a 7 3/4% Senior Convertible Promissory Note (purchased with cash on June 3, 2003) into 100,000 Canterbury restricted common stock at $.355 per share on December 17, 2004.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to Manin.

Date Granted            Exercise Price            Options
 8/2/00                     $21.00                    715
 11/12/01                    $4.83                  2,858
 08/18/03                     $.75                 10,000


Aaron Alter

As of December 1, 2001, Alter owned 43,922 shares of Common Stock which were all cash transactions. (i) On February 12, 2004 Alter purchased with cash 25,000 shares of common stock, and (ii) Alter converted a 7 3/4% Senior Convertible Promissory Note (purchased with cash on June 3, 2003) into 100,000 Canterbury restricted common stock at $.355 per share on December 17, 2004.


Frank Cappiello

As of December 1, 2001, Cappiello owned 45,953 shares of Common Stock which were all cash transactions. (i) On July 7, 2004 Cappiello retired 10,714 shares of Common Stock to satisfy a promissory note, and (ii) Cappiello converted a 7 3/4% Senior Convertible Promissory Note (purchased with cash on June 3, 2003) into 100,000 Canterbury restricted common stock at $.355 per share on December 17, 2004.

The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to Cappiello.

Date Granted            Exercise Price            Options
 8/2/00                     $21.00                  1,786
 11/12/01                    $4.83                  5,715
 08/18/03                     $.75                 20,000


Richard Molinsky

On December 17, 2004 Molinksy converted a 7 3/4% Senior Convertible Promissory
Note into 100,000 Canterbury restricted common stock at $.355 per share on December 17, 2004. The note was purchased in June 2003 by Maria Molinsky, spouse of Richard Molinsky and Mrs. Molinsky assigned the note to her spouse.


Patricia Bednarik

As of December 1, 2001, Bednarik owned 1,429 shares of Common Stock. On July 7, 2004 Bednarik retired those shares of Common Stock to satisfy a promissory note.


The following qualified and non-qualified stock options were granted at 100% of the market value on date of grant to Bednarik.

Date Granted            Exercise Price            Options
 1/9/01                     $10.50                  2,143
 11/12/01                    $4.83                  2,143


Daniel Kenyon

Kenyon has no stock interest in Canterbury .


Mathews & Associates, Inc.

On December 17, 2004 Mathews & Associates, Inc. converted a 7 3/4% Senior Convertible Promissory Note (purchased with cash on June 3, 2003) into 100,000 Canterbury restricted common stock at $.355 per share.

Thomas Spurlock
As of December 1, 2001 Spurlock owned 24 shares of Common Stock which he received when he rolled out of his 401(k) plan in 1999.



--------------------------------------------------------------------------------
Item 4.

Purpose of Transaction

As previously reported by the Issuer on November 1, 2004, a group of its shareholders, including members of management, submitted a proposal of merger to the Issuer that would result in the Issuer becoming privately-held. Under the terms of the proposal, which was non-binding, the shareholder group would pay $0.40 per share in cash for each share of the Issuer's stock not held by members of the group. The shareholder group would then be the only owners of the Issuer following the consummation of the transaction. The proposal was subject to numerous conditions, including the satisfaction of requirements of corporate law and federal securities laws.

The members of the group were S. Pikus, J. Pikus, The Matthew Z. Pikus Trust, McAndrew, CCG Group, Inc., Zwerlein, Levy, Manin, Alter, Cappiello, Molinsky, Bednarik, Kenyon, Mathews & Associates, Inc. and Spurlock, all of whom are the reporting persons under this amended Schedule 13D.

On March 15, 2005 the Group's proposal of merger was withdrawn, when the Agreement and Plan of Merger terminated by its terms. The reporting persons, therefore, disclaim membership in a group after March 15, 2005.


--------------------------------------------------------------------------------
Item 5.

Interest in Securities of the Issuer

Stanton M. Pikus

(A)   The aggregate number and percentage of Common Stock beneficially owned by
S. Pikus are 324,833 shares and 10.8% of the issued and outstanding shares of Common Stock, respectively.

 (B) With respect to 285,450 shares of Common Stock identified pursuant to paragraph (A) above, S. Pikus has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to 95 shares of Common Stock identified pursuant to paragraph (A) above, S. Pikus and J. Pikus have the power to vote or to direct the vote and the power to dispose or to direct the disposition of such shares of Common Stock. With respect to 39,288 shares of Common Stock identified pursuant to paragraph (A) above, S. Pikus will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the S. Pikus Option.

(C)   See Item 3 above with respect to S. Pikus.

(D)   Not applicable.

(E)   Not applicable.


Jean Z. Pikus

(A)   The aggregate number and percentage of Common Stock beneficially owned by
J. Pikus are 72,404 shares and 2.4% of the issued and outstanding shares of Common Stock, respectively.

(B) With respect to 54,450 shares of Common Stock identified pursuant to paragraph (A) above, J. Pikus has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to 95 shares of Common Stock identified pursuant to paragraph (A) above, J. Pikus and S. Pikus have the power to vote or to direct the vote and the power to dispose or to direct the disposition of such shares of Common Stock. With respect to 17,859 shares of Common Stock identified pursuant to paragraph (A) above, J. Pikus will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the J. Pikus Option.

(C)   Not applicable.

(D)   Not applicable.

(E)   Not applicable.


The Matthew Zane Pikus Trust, Jack Uris, Trustee

(A) The aggregate number and percentage of Common Stock beneficially owned by The Matthew Zane Pikus Trust are 10,286 shares and 0.3% of the issued and outstanding shares of Common Stock, respectively.

(B) The Matthew Zane Pikus Trust, Jack Uris, Trustee has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)   Not applicable.

(D)   Not applicable.

(E)   Not applicable.


Kevin J. McAndrew

(A) The aggregate number and percentage of Common Stock beneficially owned by McAndrew are 222,356 shares and 7.4% of the issued and outstanding shares of Common Stock, respectively.

(B) With respect to 190,926 shares of Common Stock identified pursuant to paragraph (A) above, McAndrew has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to 31,430 shares of Common Stock identified pursuant to paragraph (A) above, McAndrew will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the McAndrew Option.

(C)   See Item 3 above with respect to McAndrew.

(D)   Not applicable.

(E)   Not applicable.


CCG Group, Inc.


(A) The aggregate number and percentage of Common Stock beneficially owned by CCG Group, Inc. are 100,000 shares and 3.4% of the issued and outstanding shares of Common Stock, respectively.

(B) CCG Group, Inc. has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)   See Item 3 above with respect to CCG Group, Inc.

(D)   Not applicable.

(E)   Not applicable.


Richard Zwerlein

(A) The aggregate number and percentage of Common Stock beneficially owned by Zwerlein are 103,271 shares and 3.5% of the issued and outstanding shares of Common Stock, respectively.

(B) Zwerlein has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)   See Item 3 above with respect to Zwerlein.

(D)   Not applicable.

(E)   Not applicable.


Marlene LaMont Levy

(A) The aggregate number and percentage of Common Stock beneficially owned by Levy are 188,523 shares and 6.4% of the issued and outstanding shares of Common Stock, respectively.

(B) Levy has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)   See Item 3 above with respect to Levy.

(D)   Not applicable.

(E)   Not applicable.


Alan Manin

(A) The aggregate number and percentage of Common Stock beneficially owned by Manin are 139,153 shares and 4.7% of the issued and outstanding shares of Common

Stock, respectively.

(B) With respect to 125,580 shares of Common Stock identified pursuant to paragraph (A) above, Manin has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to 13,573 shares of Common Stock identified pursuant to paragraph (A) above, Manin will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Manin Option.

(C)   See Item 3 above with respect to Manin.

(D)   Not applicable.

(E)   Not applicable.


Aaron Alter

(A) The aggregate number and percentage of Common Stock beneficially owned by Alter are 168,922 shares and 5.7% of the issued and outstanding shares of Common Stock, respectively.

(B) Alter has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)   See Item 3 above with respect to Alter.

(D)   Not applicable.

(E)   Not applicable.


Frank Cappiello

(A) The aggregate number and percentage of Common Stock beneficially owned by Cappiello are 162,740 shares and 5.4% of the issued and outstanding shares of Common Stock, respectively.

(B) With respect to 135,239 shares of Common Stock identified pursuant to paragraph (A) above, Cappiello has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock. With respect to 27,501 shares of Common Stock identified pursuant to paragraph (A) above, Cappiello will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock upon the exercise of the Cappiello Option. With respect to 100,000 shares of Common Stock identified pursuant to paragraph (A) above, Cappiello will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares of Common Stock
upon the conversion of the 7 3/4   Senior Convertible Promissory Note identified
pursuant to paragraph (A) above.

(C)   See Item 3 above with respect to Cappiello.

(D)   Not applicable.

(E)   Not applicable.


Richard Molinsky

(A) The aggregate number and percentage of Common Stock beneficially owned by Molinsky are 100,000 shares and 3.4%of the issued and outstanding shares of Common Stock, respectively. These shares of Common Stock are the securities into which a 7 3/4% Senior Convertible Promissory Note owned by his spouse, Maria Molinsky, are convertible.

(B) Molinksy has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)   See Item 3 above with respect to Molinsky.

(D)   Not applicable.

(E)   Not applicable.


Patricia Ann Bednarik

(A) The aggregate number and percentage of Common Stock beneficially owned by Bednarik are 4,286 shares and 0.2% of the issued and outstanding shares of Common Stock, respectively.

(B) With respect to 4,286 shares of Common Stock identified pursuant to paragraph (A) above, Bednarik will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of Common Stock upon the exercise of the Bednarik Option.

(C)   Not applicable.

(D)   Not applicable.

(E)   Not applicable.


Daniel Kenyon

(A)   Not applicable.

(B)   Not applicable.

(C)   Not applicable.

(D)   Not applicable.

(E)   Not applicable.


Mathews & Associates, Inc.

(A) The aggregate number and percentage of Common Stock beneficially owned by Mathews & Associates, Inc. are 100,000 shares and 3.4% of the issued and outstanding shares of Common Stock, respectively.

(B) Mathews & Associates, Inc. has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)   See Item 3 above with respect to Mathews & Associates, Inc.

(D)   Not applicable.

(E)   Not applicable.


Thomas Spurlock

(A) The aggregate number and percentage of Common Stock beneficially owned by Spurlock are 24 shares and 0% of the issued and outstanding shares of Common Stock, respectively.

(B) Spurlock has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares identified pursuant to paragraph (A) above.

(C)   Not applicable.

(D)   Not applicable.

(E)   Not applicable.


--------------------------------------------------------------------------------

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Directors and Officers

Stanton M. Pikus - Chairman of the Board of Directors
Kevin J. McAndrew - President, Chief Executive Officer, Chief Financial
                    Officer, Treasurer and Director
Jean Z. Pikus -  Vice President, Secretary and Director
Frank A. Cappiello - Director
Alan B. Manin - Director




Stock Option

The Issuer has one stock option plan, the 1995 Non-Qualified Stock Option Plan.
S. Pikus, J. Pikus, McAndrew, Manin, Cappiello and Bednarik all have stock options which are delineated in Item 3 - Source and Amount of Funds and Other Consideration.


--------------------------------------------------------------------------------

Item 7.

Material to be Filed as Exhibits
None.

-----------------------------------------------------------------------------

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D/A2 is true, complete and correct.


Date:  April 12, 2005




            /S/ Stanton M. Pikus
            -----------------------------------
            Stanton M. Pikus


            /S/ Jean Z. Pikus
            -----------------------------------
            Jean Z. Pikus


             /S/ Jack Uris, Trustee
            -----------------------------------
            Jack Uris, Trustee
            The Matthew Zane Pikus Trust, Jack Uris, Trustee


            /S/ Kevin J. McAndrew
            -----------------------------------
            Kevin J. McAndrew


            /S/ Kevin J. McAndrew
            -----------------------------------
            Kevin J. McAndrew, President
            CCG Group, Inc.


            /S/ Richard Zwerlein
            -----------------------------------
            Richard Zwerlein


            /S/ Marlene LaMont Levy
            -----------------------------------
            Marlene LaMont Levy



            /S/ Alan Manin
            -----------------------------------
            Alan Manin


            /S/ Aaron Alter
            -----------------------------------
            Aaron Alter



            /S/ Frank Cappiello
            -----------------------------------
            Frank Cappiello



            /S/ Richard Molinsky
            -----------------------------------
            Richard Molinsky



           /S/ Patricia Bednarik
           -----------------------------------
            Patricia Bednarik



           /S/ Daniel Kenyon
           -----------------------------------
            Daniel Kenyon


           /S/ William Mathews
           -----------------------------------
           William Mathews, President
           Mathews & Associates, Inc.



           /S/ Thomas Spurlock
            -----------------------------------
            Thomas Spurlock



Attention:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).